S COMMISSION
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06050468

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SEC FILE NUMBER
8- 47788

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equibond, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East Suite 1470
(No. and Street)

Los Angeles California 90067
(City) (State) (Zip Code)

PROCESSED
DEC 28 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lustig (310) 260-6000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 Northridge California 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
NOV 28 2006
WASH. D.C. 100 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

12/29

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Lustig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equibond, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Pennsylvania
County of Westmoreland
Subscribed and sworn (or affirmed) to before me this 16 day of Nov, 2006

Josephine Carozza
Notary Public

Signature

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Josephine Carozza, Notary Public
Rostraver Twp., Westmoreland County
My Commission Expires Oct. 1, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equibond, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Equibond, Inc.:

We have audited the accompanying statement of financial condition of Equibond, Inc. as of September 30, 2006, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibond, Inc. as of September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 2, 2006

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Equibond, Inc.
Statement of Financial Condition
September 30, 2006

Assets

Cash and cash equivalents	$ 170,582
Marketable securities, at market	110,832
Receivable from clearing firm	118,309
Receivable from related party	2,023
Furniture & equipment, net	56,656
Deposits	6,276
Deferred tax assets	60,166
Other assets	600
Total assets	$ 525,444

Liabilities & Stockholder's Equity

Liabilities	
Commissions and accounts payable	$ 40,907
Payable to clearing firm	20
Salaries and bonuses payable	6,916
Deferred taxes payable	4,849
Total liabilities	52,692
Stockholder's equity	
Common stock, no par value, authorized 100,000 shares, issued and outstanding 5,000 shares	50,000
Additional paid-in capital	617,000
Accumulated deficit	(194,248)
Total stockholder's equity	472,752
Total liabilities & stockholder's equity	$ 525,444

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Operations
For the year ended September 30, 2006

Revenue	
Commissions	$ 197,558
Net inventory and investment gains	1,123,593
Interest and dividends	47,083
Other income	6,099
Total revenue	1,374,333
Expenses	
Employee compensation and benefits	604,395
Commissions and floor brokerage	382,949
Communications and quotations	106,419
Occupancy and equipment rental	75,217
Interest	2,262
Taxes, other than income taxes	53,266
Other operating expenses	181,421
Total expenses	1,405,929
Net income (loss) before income tax provision	(31,596)
Income tax provision (benefit)	(1,586)
Net income (loss)	$ (30,010)

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Changes in Stockholder's Equity
For the year ended September 30, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, at September 30, 2005	$ 50,000	$ 617,000	$ (164,238)	$ 502,762
Net income (loss)	–	–	(30,010)	(30,010)
Balance, at September 30, 2006	$ 50,000	$ 617,000	$ (194,248)	$ 472,752

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Cash Flows
For the year ended September 30, 2006

Cash flow from operating activities		
Net (loss) income		$ (30,010)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 35,785	
(Increase) decrease in:		
Receivable from clearing firm	(62,059)	
Receivable from related party	(800)	
Marketable securities, at market	453	
Deferred income tax benefits	2,056	
(Decrease) increase in:		
Commissions payable and accounts payable	654	
Payable to clearing firm	20	
Deferred income taxes	(4,638)	
Total adjustments		(28,529)
Net cash and cash equivalents provided by (used in) operating activities		(58,539)
Cash flows from investing activities		
Purchase of equipment	(23,819)	
Net cash and cash equivalents provided by (used in) investing activities		(23,819)
Cash flows from financing activities		–
Net increase (decrease) in cash and cash equivalents		(82,358)
Cash and cash equivalents at the beginning of the year		252,940
Cash and cash equivalents at the end of the year		$ 170,582

Supplemental disclosure of cash flow information:

Cash paid during the period ended September 30, 2006	
Income taxes	$ 996
Interest	$ 2,662

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Notes to Financial Statements
September 30, 2006

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Equibond, Inc. (the "Company") was incorporated in the State of California in September 1994. In April, 1995, the Company registered as a broker dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company trades on a fully disclosed basis whereby the execution and clearance of trades are handled by an outside clearing firm.

The Company trades equities and fixed income products executed on an exchange or over the counter. The firm does not hold customer funds and/or securities. The Company has over 240 clients. Approximately 25% of the clients account for 50% of the commission income.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

Securities transactions are recorded on a trade date basis. Marketable securities are valued at month end market value. The resulting difference between cost and market value is included in net inventory and investment gains. Investments, not readily marketable are valued at cost.

Furniture & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over their estimated useful lives of three (3) to ten (10)

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

years by the straight-line method.

Deferred income taxes are provided under the Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the rapid depreciation write off of fixed assets for taxes, and the carryforward of net operating losses to offset future income.

Note 2: <u>MARKETABLE SECURITIES, AT MARKET</u>

The Company purchases marketable securities for long-term investments and trading. The Company considers its marketable securities as trading marketable securities, as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Accordingly unrealized gains (losses) on investments are included in the profit and loss statement.

The market values consisted of the following at quoted market values:

Stocks	$ 9,072
Obligation of U.S. Government	101,760
Total	$ 110,832

The gross unrealized loss of $453 is included in net inventory and investment gains.

Note 3: <u>FURNITURE & EQUIPMENT, NET</u>

Furniture & equipment is stated at cost and summarized by major classification as follows:

Furniture & fixtures	$ 91,880
Machinery & equipment	163,612
Total furniture & equipment	255,492
Less: Accumulated depreciation	(198,836)
Total furniture & equipment, net	$ 56,656

Depreciation expense for the year was $35,785.

Note 4: INCOME TAXES

The components of the provision for income taxes are as follows:

	Current	Deferred	Total
State tax expense (benefit)	$ 996	$ 2,056	$ 3,052
Federal tax expense (benefit)	–	(4,638)	(4,638)
Total tax expense (benefit)	$ 996	$ (2,582)	$ (1,586)

The Company has available at September 30, 2006, certain Federal and State Net Operating Losses (NOL's), which be carried forward to offset future taxable income. The Federal NOL's expire in 20 years and the state NOL's expire in three (3) to five (5) years. The Federal NOL's produce a deferred tax asset of approximately $38,122 and the State NOL's produce a deferred tax asset of approximately $22,044.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced March 10, 2005 and expires March 10, 2010. This lease was amended and extended to April 30, 2010. This lease contain provisions for rent escalation based on increases in certain costs incurred by the leaser.

Future minimum lease payments under the lease are as follows:

	September 30,
2007	$ 69,788
2008	71,881
2009	74,038
2010	52,300
2011 & thereafter	–
Total	$ 268,007

Rent expense was $68,013 for the year ended September 30, 2006

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

In March 2004, the Company entered into a 2-year agreement for computer services. The contractual agreement required the Company to pay a total of $28,000 for services rendered. The Company has paid $5,000 by September 30, 2006. However, the Company has never received any services and is currently negotiating to settle the contract. Management estimates that it will incur an additional cost of $5,000 to terminate the agreement. This amount has been accrued on the financial statements.

The Company has a rent deferral amount of $8,365, which is due at the end of the lease term. However, this amount will be due immediately if the Company defaults on the terms of the lease agreement.

Note 6: RELATED PARTY TRANSACTIONS

The Company's sole shareholder owns 100% of JHL Holdings Company. The Company is carrying a receivable of $2,023 from JHL Holding Company. In addition, the Company's sole shareholder and JHL Holdings Company are the only two members of Equibond, LLC. Prophecy Partners, LP is a hedge fund managed by Equibond, LLC. Both the Company's sole shareholder and Equibond, LLC are limited partners of Prophecy Partners, LP.

Prophecy Partners LP has a customer account with the Company. For the year ended September 30, 2006, the Company earned $88,374 in commissions from trades executed for the Prophecy Partners LP account .

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting

Equibond, Inc.
Notes to Financial Statements
September 30, 2006

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2006, the Company had net capital of $342,617, which was $242,617 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($47,843) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $1,816 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 340,801
Adjustments:		
Accumulated deficit	$ (1,262)	
Non-allowable assets	2,057	
Haircuts on Securities	1,017	
Rounding	4	
Total adjustments		1,816
Net capital per audited statements		$ 342,617

Equibond, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2006

Computation of Net Capital		
Stockholder's equity		
Common stock	$ 50,000	
Additional paid-in capital	617,000	
Accumulated deficit	(194,248)	
Total stockholder's equity		$ 472,752
Less: Non allowable assets		
Furniture and equipment, net	(56,656)	
Deposits	(6,276)	
Deferred income tax assets	(60,166)	
Receivable from related party	(2,023)	
Other assets	(600)	
Total non-allowable assets		(125,721)
Total net capital before haircuts		347,031
Haircuts on securities		
Haircut on marketable securities	(4,414)	
Total haircuts		(4,414)
Net capital		342,617
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,186	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 242,617
Ratio of aggregate indebtedness to net capital	0.14: 1	

There is a $1,816 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated September 30, 2006. See Note 9.

See independent auditor's report.

Equibond, Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2006

A computation of reserve requirement is not applicable to Equibond, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Equibond, Inc.
Schedule III-Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of September 30, 2006

Information relating to possession or control requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Equibond Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2006

Board of Directors
Equibond Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Equibond Inc. (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 2, 2006